Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                       February 11, 2005



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:


     Re:  Filing of Schedule 13G - Sabre Holdings Corporation


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                       Sincerely,



                                       Jeffrey A. Ruiz








Enclosures

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                                (Amendment No. )

                    Under the Securities Exchange Act of 1934

                           Sabre Holdings Corporation
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                   785905100
                     ---------------------------------------
                                  CUSIP NUMBER


                               December 31, 2004
                     ---------------------------------------
              (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

                             [X]  Rule 13d-1(b)

                             [ ]  Rule 13d-1(c)

                             [ ]  Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 6,882,100
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              6,882,100
PERSON WITH       8.   SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,882,100

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.08%

12. TYPE OF REPORTING PERSON

         HC, CO,

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1.  NAME OF  REPORTING  PERSONS
    S.S.  OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS

         Deutsche Asset Management International GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 44,000
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              44,000
PERSON WITH       8.   SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.03%

12. TYPE OF REPORTING PERSON

         IA, CO,

1.  NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Investmentgesellschaft mbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 42,300
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              42,300
PERSON WITH       8.   SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         42,300

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.03%

12. TYPE OF REPORTING PERSON

         IA, CO,

1.  NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DWS Holding & Service GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 6,780,800
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              6,780,800
PERSON WITH       8.   SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,780,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.01%

12. TYPE OF REPORTING PERSON

         IA, CO,

1.  NAME OF REPORTING PERSONS

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Investment Managers, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]  (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 15,000
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              15,000
PERSON WITH       8.   SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.01%

12. TYPE OF REPORTING PERSON

         IA, CO,

Item 1(a).  Name of Issuer:

            Sabre Holdings Corporation (the Issuer)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3150 Sabre Drive, Southlake, Texas 76092

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                     Taunusanlage 12, D-60325
                     Frankfurt am Main
                     Federal Republic of Germany

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]   Broker or dealer registered under section 15 of the Act;

            (b)  [ ]   Bank as defined in section 3(a)(6) of the Act;

            (c)  [ ]   Insurance Company as defined in section 3(a)(19) of
                       the Act;

            (d)  [ ]   Investment Company registered under section 8 of the
                       Investment Company Act of 1940;

            (e)  [X]   An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

                       Deutsche Asset Management International GmbH

                       Deutsche Asset Management Investmentgesellschaft mbH

                       DWS Holding & Service GmbH

                       Deutsche Bank Investment Managers, Inc.

            (f)  [ ]   An employee benefit plan, or endowment fund in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)  [X]   Parent holding company or control person in accordance
                       with Rule 13d-1 (b)(1)(ii)(G);

                       Deutsche Bank AG

            (h)  [ ]   A savings association as defined in section 3(b) of
                       the Federal Deposit Insurance Act;

            (i)  [ ]   A church plan that is excluded from the definition of
                       an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j)  [ ]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b)  Percent of class:

                 The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (ii)  shared power to vote or to direct the vote:

                       The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (iii) sole power to dispose or to direct the disposition of:

                       The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                 (iv)  shared power to dispose or to direct the disposition of:

                       The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Subsidiary                          Item 3 Classification

            Deutsche Asset Management International       Investment Advisor
                                      GmbH

            Deutsche Asset Management                     Investment Advisor
                       Investmentgesellschaft mbH

            DWS Holding & Service GmbH                    Investment Advisor

            Deutsche Bank Investment Managers, Inc.       Investment Advisor

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/05

                                       DEUTSCHE BANK AG


                                       By: /s/ Jeffrey A. Ruiz
                                       Name:   Jeffrey A. Ruiz
                                       Title:  Vice President

                                       By: /s/ Pasquale Antolino
                                       Name:   Pasquale Antolino
                                       Title:  Associate

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/05



                                Deutsche Asset Management International GmbH


                                       By: /s/ Ralph Ring
                                       Name:   Ralph Ring
                                       Title:  Compliance Officer

                                       By:  /s/ Susan Seidel
                                       Name:    Susan Seidel
                                       Title:   Deputy Compliance Officer

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/05


                           Deutsche Asset Management Investmentgesellschaft mbH

                                       By: /s/ Ralph Ring
                                       Name:   Ralph Ring
                                       Title:  Compliance Officer

                                       By:  /s/ Susan Seidel
                                       Name:    Susan Seidel
                                       Title:   Deputy Compliance Officer

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/05


                                       DWS Holding & Service GmbH

                                       By: /s/  Ralph Ring
                                       Name:    Ralph Ring
                                       Title:   Compliance Officer

                                       By:  /s/ Susan Seidel
                                       Name:    Susan Seidel
                                       Title:   Deputy Compliance Officer

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/05


                                       Deutsche Bank Investment Managers, Inc.

                                       By: /s/ Jeffrey A. Ruiz
                                       Name:   Jeffrey A. Ruiz
                                       Title:  Vice President